UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On November 1, 2022, Affimed GmbH, a subsidiary of Affimed N.V. (together with Affimed GmbH, “Affimed” or the “Company”) entered into a collaboration agreement (the “Agreement”) with Artiva Biotherapeutics, Inc. (“Artiva”) for the clinical development and commercialization of a combination therapy, for any uses in humans or animals, comprising Affimed’s product consisting of an innate cell engager referred to as “AFM13” (the “Affimed Product”) and Artiva’s product containing an NK cell referred to as “AB-101” (the “Artiva Product”). As of the effective date of the Agreement, the following indications are included in the joint development plan: CD30+ Hodgkin Lymphoma and Peripheral T-Cell Lymphoma. While the collaboration is initially limited to the United States, the parties will, upon Affimed’s request, in good faith discuss an expansion to certain other territories.

Artiva has granted Affimed, with respect to the clinical development of the combination therapy an exclusive, and with respect to the promotion of the combination therapy under the Agreement a non-exclusive, non-transferable (except to affiliates and successors in interest), royalty-free and non-sublicensable (with certain exceptions) license under Artiva patents and know-how. Affimed has granted Artiva a non-exclusive, non-transferable (except to affiliates and successors in interest), royalty-free license and non-sublicensable (with certain exceptions) license under Affimed patents and know-how for use in the clinical development of the combination therapy under the Agreement.

Under the terms of the Agreement and the development plan agreed between the parties, Affimed will be primarily responsible for the development of the combination therapy, the conduct of the relevant clinical trials and the preparation and filing of regulatory materials during the clinical development. Artiva will support Affimed in the development, in particular through the supply of the Artiva Product and certain other products to be used in the clinical trials. Affimed will have the sole right and responsibility to promote the combination therapy according to a jointly aligned promotion plan.

Each party must use commercially reasonable efforts to perform the tasks assigned to it under the Agreement and the development plan. Affimed must also use commercially reasonable efforts to file an IND for the combination therapy and dose first patients within certain timeframes. In addition, each party must use commercially reasonable efforts to obtain and maintain regulatory approvals required to commercialize its product as part of the combination therapy. Each party must also use commercially reasonable efforts to supply its respective product in the quantities required for the clinical trials according to a jointly agreed clinical demand plan (which forms part of the development plan) as well as for commercialization according to jointly agreed commercial demand projections (which will be updated on a rolling quarterly basis during the commercial phase).

During the term of the Agreement, and subject to certain exceptions, neither party nor its affiliates is allowed to clinically develop or commercialize any product or therapy comprising its product in the territory for any indication which is included in the development plan under the Agreement. In addition, during the term of the Agreement, and subject to certain exceptions, Affimed may not combine the Affimed Product with other NK cells, and Artiva may not clinically develop or commercialize the any product that directly and specifically binds to CD30.

The financial terms of the Agreement foresee that Affimed shall be responsible for all costs associated with the development of the combination therapy (including all clinical trial costs), except that Affimed and Artiva shall each bear 50% of the costs and expenses incurred in connection with the performance of any confirmatory clinical trial required by the FDA. Artiva shall be solely responsible for all costs incurred by Artiva for the supply of AB-101 and certain other products used in the clinical trials. In addition, under the Agreement, the parties agree to make payments to each other to achieve a proportion of 67%/33% (Affimed/Artiva) of revenues generated by both parties from commercial sales of each party’s product as part of the combination therapy (such payment obligations to expire country-by-country upon expiry of collaboration patents and data exclusivity or upon biosimilar market entry).

Each party will own intellectual property that solely constitutes an improvement or enhancement to its respective background intellectual property. Other inventions generated in the performance of the development under the Agreement will be jointly owned by Affimed and Artiva. The clinical data generated in connection with the clinical trials under the Agreement shall be jointly owned, provided that prior to publication of such data, both parties are subject to certain usage restrictions of such data outside the collaboration.

The parties’ collaboration will be overseen by a joint steering committee (the “JSC”) with respect to the development and by a joint commercialization committee (the “JCC”) with respect to the commercialization, each consisting of an equal number of representatives of Affimed and Artiva. If the JSC or JCC is unable to reach an agreement in a particular matter, the dispute shall be escalated to the joint executive committee (the “JEC”) consisting of two executive members of either party. Affimed will have the final decision-making authority on the JEC, provided that certain matters (including the expansion of the development to additional indications and the adjustment of the protocol) require unanimous vote.

The Agreement will expire if there is no payment obligation under the Agreement in the territory. Either party may terminate the Agreement in its entirety for any uncured (within 60 days after notice) material breach of the Agreement by the other party or upon the other party’s insolvency. In addition, Affimed may terminate the agreement if the futility assessment in an already pending trial for the Artiva Product is not passed.

Both parties may (during certain time windows during the development phase, but only before initiation of a confirmatory clinical trial for the combination therapy) opt out of the further development and promotion of the combination therapy. If a party opts out, the other party may continue the development and promotion of the combination therapy, in which case the opting-out party is required to provide certain continued support activities (e.g., supply of its Product), and the revenue ratio applicable to each party shall be adjusted. In addition, if Affimed opts out, Affimed will be compensated for a portion of its costs incurred before the opt-out through a buy down payment from Artiva (which will however not become payable if Affimed opts out after a change of control of Affimed).

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a copy of which Affimed intends to file as an exhibit to its Annual Report on Form 20-F for the year ended December 31, 2022.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-251658), Form F-3 (Registration Number 333-260946) and Form S-8 (Registration Numbers 333-198812) of Affimed N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: November 3, 2022	By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

	By:	/s/ Angus Smith
	Name:	Angus Smith
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release, dated November 3, 2022.